Exhibit 12

Hawaiian Electric Industries Capital Trust I
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SECURITIES DISTRIBUTIONS
(unaudited)

	Nine months ended September 30,

(dollars in thousands)	2002	2001

Earnings	$6,464	$6,464

Fixed charges	$—	$—
Preferred securities distributions	6,270	6,270

Total combined fixed charges and preferred securities distributions	$6,270	$6,270

Ratio of earnings to combined fixed charges and preferred securities distributions	1.03	1.03